FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend
3.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Reports Second Quarter Financial Results

•	Group-wide first-half net income at second highest level in 10 years

•	Retail client assets climbed to record 99.3 trillion yen

•	Net assets under management at record high of 34.8 trillion yen

•	Resilient earnings in Wholesale despite challenged market conditions

•	Robust financial position with total capital ratio of 14.7 percent and Tier 1 capital ratio of 12.7 percent under Basel III

Tokyo, October 28, 2014—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2015.

Net revenue for the second quarter was 373.8 billion yen (US$3.4 billion)1, up 1 percent quarter on quarter and 5 percent year on year. Income before income taxes increased 43 percent from last quarter and 1 percent compared to the second quarter last year to 74.0 billion yen (US$675 million). Net income attributable to Nomura Holdings shareholders grew 166 percent quarter on quarter and 39 percent year on year to 52.9 billion yen (US$482 million).

For the six months ended September 30, Nomura reported net revenue of 744.7 billion yen (US$6.8 billion), down 5 percent from the same period last year. Income before income taxes declined 32 percent to 125.7 billion yen (US$1.1 billion), and net income attributable to Nomura Holdings shareholders was 72.7 billion yen (US$663 million), down 30 percent year on year.

“We had a solid second quarter posting stronger results both quarter on quarter and year on year. Pretax and net income increased significantly compared to last quarter,” said Koji Nagai, Group Chief Executive Officer.

“Retail client assets reached a record 99.3 trillion yen, driven by higher inflows into investment trusts and discretionary investments. Assets under management also grew to a record level in the quarter, reflecting continued inflows into investment trusts. Our Wholesale business reported gains in net revenue and pretax income. Global Markets revenues were resilient on a strong performance in Japan and AEJ. Mandates for high-profile Japan-related financing transactions led to firm revenues in Investment Banking.

“During the second half of the year, we will remain focused on further establishing our position as Asia’s global investment bank by seeking out opportunities for our clients in the changing environment and continuing to transform our business.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 109.66 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2014. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2014/15 Q2	QoQ	YoY
Net revenue	117.9	+10%	–1%
Income before income taxes	38.9	+23%	–3%

Retail net revenue increased 10 percent quarter on quarter to 117.9 billion yen, representing a decline of 1 percent year on year. Income before income taxes rose 23 percent quarter on quarter but declined 3 percent year on year to 38.9 billion yen.

Net inflows of cash and securities of 485 billion yen combined with market factors to push up Retail client assets to a record 99.3 trillion yen at the end of September.

Total sales increased by 20 percent compared to last quarter, driven by robust sales of investment trusts and discretionary investments. A renewed focus on providing solutions that meet each client’s individual needs through financial consulting seminars and one-on-one meetings led to higher net inflows into discretionary investments and investment trusts. This resulted in an expansion of recurring revenue in the second quarter. Sales of annuities and other insurance products also remained strong.

Asset Management

(billions of yen)	FY2014/15 Q2	QoQ	YoY
Net revenue	21.7	–7%	+16%
Income before income taxes	7.8	–6%	+27%

Asset Management net revenue was 21.7 billion yen, a decline of 7 percent compared to last quarter and an increase of 16 percent over the same period last year. Income before income taxes declined 6 percent quarter on quarter but increased 27 percent year on year to 7.8 billion yen.

Assets under management reached a record 34.8 trillion yen as of the end of September on inflows into investment trusts and due to market factors. In the investment trust business, sales of privately placed funds for regional financial institutions were robust, and Nomura saw a marked increase in assets under management in Fund Wrap and SMA funds.

Nomura’s investment advisory business continued to expand its distribution channels for UCITS2 compliant funds into regions outside the EU such as Asia and South America. Assets under management in smart beta products topped 1 trillion yen.

[2]	Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

Wholesale

(billions of yen)	FY2014/15 Q2	QoQ		YoY
Net revenue	190.6	+1%			+4%
Income before income taxes	22.2	3.9	x	–	12%

Wholesale booked net revenue of 190.6 billion yen, a 1 percent increase quarter on quarter and 4 percent increase year on year. Income before income taxes increased 3.9 times quarter on quarter but declined 12 percent year on year to 22.2 billion yen.

Global Markets posted strong revenues amid challenged market conditions with Japan and AEJ offsetting a slowdown in the Americas and EMEA. Fixed Income client revenues grew and solid FX revenues offset slower production in other products. Equities revenues grew on a robust cash business, while Derivatives slowed from a strong first quarter. AEJ reported a broad-based gain across products.

Investment Banking revenues were roughly unchanged quarter on quarter as high-profile ECM and DCM mandates contributed to revenues amid a decline in the overall Japan-related fee pool. Nomura also reported growth in its solutions business in Japan. Internationally, although revenues declined from last quarter, they were up year on year due to a resilient performance in the Americas and AEJ. The firm’s Financial Sponsors and EMEA FIG businesses also contributed to revenues. In M&A, Nomura topped the year-to-date league table for Japan-AEJ cross-border deals3.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura’s total capital ratio was 14.7 percent and its Tier 1 ratio was 12.7 percent under Basel III. Nomura had total assets of 43.8 trillion yen and shareholders’ equity of 2.6 trillion yen. Gross leverage was 17.1 times and net leverage was 10.7 times. All figures are on a preliminary basis.

Shareholder Returns

For the first half of the current fiscal year, Nomura has declared a dividend of 6 yen per share to shareholders of record as of September 30, 2014. The dividend is scheduled to be paid on December 1, 2014.

In addition, Nomura’s Board of Directors today approved a resolution to set up a share buyback program with an upper limit of 40 million shares of Nomura Holdings common stock. The upper limit of the aggregate amount of the repurchase price will be 28 billion yen. Nomura plans to use the acquired treasury stock to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

[3]	Source: Thomson Reuters.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2014 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Half Year Dividend

Tokyo, October 28, 2014—Nomura Holdings, Inc. today announced that it has declared a dividend of 6 yen per share to shareholders of record as of the end of September 2014. The dividend will be paid on December 1, 2014.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2012/13		Y2.0		Y6.0	Y8.0
FY2013/14		Y8.0		Y9.0	Y17.0
FY2014/15		Y6.0		TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, October 28, 2014—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from November 13, 2014, to January 16, 2015, and have an upper limit of 40 million shares of Nomura Holdings common stock, or 1.0 percent of outstanding shares. Of this, approximately 20 million shares are expected to be used for stock options. The upper limit of the aggregate amount of the repurchase price will be 28 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of September 30, 2014, Nomura Holdings had 3,822,562,601 outstanding shares including 182,325,748 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.